                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                         LUMINANT WORLDWIDE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   550260 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       John B. Watkins, Esquire             James R. Corey, President and COO
       Wilmer, Cutler & Pickering           Luminant Worldwide Corporation
       2445 M Street, N.W.                  13737 Noel Road, Suite 1400
       Washington, D.C. 20037               Dallas, Texas  75240-7367
       (202) 663-6000                       (972) 581-7000

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                 March 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 550260 10 3                                     Page  2  of  9  Pages

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James R. Corey
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                          (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
    SHARES                        1,989,711
   BENEFICIALLY                 ------------------------------------------------
    OWNED BY                   8  SHARED VOTING POWER
      EACH                        0
    REPORTING                   ------------------------------------------------
     PERSON                    9  SOLE DISPOSITIVE POWER
      WITH                        1,989,711
                                ------------------------------------------------
                              10  SHARED DISPOSITIVE

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,989,711
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 550260 10 3                                     Page  3  of  9  Pages

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James Corey GRAT dated July 9, 1999

-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                          (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia
-------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
    SHARES                        1,492,283
   BENEFICIALLY                 ------------------------------------------------
    OWNED BY                   8  SHARED VOTING POWER
      EACH                        0
    REPORTING                   ------------------------------------------------
     PERSON                    9  SOLE DISPOSITIVE POWER
      WITH                        1,492,283
                                ------------------------------------------------
                              10  SHARED DISPOSITIVE

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,492,283
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                       PAGE 4 OF 9 PAGES



James R. Corey and the James R. Corey GRAT dated July 9, 1999 hereby amend and supplement their statement on Schedule 13D filed on October 1, 1999 relating to shares of the Common Stock, par value $.01 per share, of Luminant Worldwide Corporation as set forth below.

Item 1.  Security and Issuer.

         Item 1 is hereby amended and restated in its entirety as follows:

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Luminant Worldwide Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 13737 Noel Road, Suite 1400, Dallas, Texas 75240-7367.

Item 2.  Identity and Background.

         The names of the persons filing this Statement are James R. Corey and the James Corey GRAT dated July 9, 1999, a trust formed under the laws of the State of Virginia (the "Trust"). The residence of Mr. Corey and the principal office and place of business of the Trust is 694 Rossmore Court, Great Falls, Virginia. Mr. Corey is the President and Chief Operating Officer of the Company.

         During the last five years, neither Mr. Corey nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Mr. Corey nor the Trust have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mr. Corey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As described in further detail in Item 4, Mr. Corey and the Trust acquired the shares of Common Stock of the Company in exchange for Mr. Corey's and the Trust's respective membership interests in Potomac Partners Management Consulting LLC ("Potomac"), a limited liability company which was acquired by the Company.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety as follows:

         On June 1, 1999, Mr. Corey and the other members of Potomac entered into an agreement (as amended, the "Acquisition Agreement") whereby Potomac would be merged with and into a wholly-owned subsidiary of the Company and the members of Potomac would receive a combination of cash and shares of Company Common Stock in exchange for their membership interests in Potomac. Pursuant to the Acquisition Agreement, Mr. Corey on September 21, 1999 received an aggregate of $1,404,151 in cash and 423,974 shares of Company Common Stock at a price per share of $18.00 in exchange for his membership interest in Potomac, and the Trust, of which Mr. Corey is the sole trustee, received an aggregate of $4,212,460 in cash and 1,271,923 shares of Company Common Stock at a price per share of $18.00 in exchange for its membership interest in Potomac.

         Under the terms of the Acquisition Agreement, the former members of Potomac are eligible to receive additional, contingent consideration from the Company depending upon the financial performance of Potomac and of the Company and on the amount of revenues received by the Company from contracts entered into over a specific period with a certain client. Mr. Corey is eligible to receive up to approximately $6,987,199 worth of contingent consideration, and the Trust is eligible to receive up to approximately $20,961,597 worth of contingent consideration, although Mr. Corey in his discretion may reallocate among the former owners of Potomac the aggregate amounts of contingent consideration payable to these former owners. The contingent consideration may be paid in Common Stock and/or cash,

SCHEDULE 13D (CONTINUED)                                       PAGE 5 OF 9 PAGES

at the discretion of the Company, provided that at least 50% of any such contingent consideration must be paid in Common Stock. The paragraphs below desribe the amounts of contingent consideration that have been paid to Mr. Corey and the Trust to date.

         On March 14, 2000, Mr. Corey received as contingent consideration an aggregate of 71,745 shares of Company Common Stock valued at approximately $2,035,162 million, or $28.37 per share, based on the financial performance of Potomac during the period from July 1, 1999 through December 31, 1999. In addition, on May 10, 2000, Mr. Corey received as additional contingent consideration an aggregate of 1,709 shares of Company Common Stock valued at approximately $19,853, or $11.62 per share based on revenues received by the Company from a certain client from contracts entered into between the Company and such client between July 1, 1999 and December 31, 1999. The value of the shares described in this paragraph is based on the average closing price of the Company's stock during the thirty day period ending on the date immediately prior to the date the shares were issued.

         On March 14, 2000, the Trust received as contingent consideration an aggregate of 215,234 shares of Company Common Stock valued at approximately $6,105,486 million, or $28.37 per share, based on the financial performance of Potomac during the period from July 1, 1999 through December 31, 1999. In addition, on May 10, 2000, the Trust received as additional contingent consideration an aggregate of 5,126 shares of Company Common Stock valued at approximately $59,560, or $11.62 per share, based on revenues received by the Company from a certain client from contracts entered into between the Company and such client between July 1, 1999 and December 31, 1999. The value of the shares described in this paragraph is based on the average closing price of the Company's stock during the thirty day period ending on the date immediately prior to the date the shares were issued.

         Pursuant to the terms of the Acquisition Agreement, Mr. Corey was appointed a director of the Company on September 21, 1999. Pursuant to the terms of an employment agreement entered into between the Company and Mr. Corey on September 21, 1999, Mr. Corey was appointed President and Chief Operating Officer of the Company.

         As described in Item 6 below, Mr. Corey and the Trust each have registration rights regarding the shares of Common Stock owned by each and shares of Common Stock which may be issued as contingent consideration. Mr. Corey and the Trust may sell some or all of the shares of Common Stock in privately negotiated transactions, on the market or otherwise.

         Other than as set forth above and in Item 6, Mr. Corey and the Trust have no plans of the type identified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Mr. Corey is deemed to beneficially own an aggregate of 1,989,711 shares of Common Stock, constituting 7.5% of the shares of Common Stock outstanding. The Trust beneficially owns 1,492,283 shares of Common Stock, constituting 5.7% of the shares of Common Stock outstanding.

         (b) Mr. Corey as trustee has voting and dispositive power over the 1,492,283 shares of Common Stock owned of record by the Trust. If and when additional shares of Common Stock are issued to the Trust as contingent consideration, Mr. Corey as trustee will have voting and dispositive power over the shares of Common Stock issued as contingent consideration. In addition, Mr. Corey as grantor of the Trust has the power during the term of the Trust to withdraw any assets of the Trust (including shares of Common Stock) and substitute therefor assets of equal value. Mr. Corey has sole voting and dispositive power with respect to the 497,428 shares of Common Stock which he owns of record.

         (c) Except as described in Item 4 above, there have been no transactions of shares of Common Stock effected within the past 60 days by Mr. Corey or the Trust.

         (d) The Trust has the right to receive dividends from, and proceeds from the sale of, the 1,492,283 shares of Common Stock held by the Trust.

SCHEDULE 13D (CONTINUED)                                       PAGE 6 OF 9 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         Pursuant to the Acquisition Agreement, Mr. Corey and the Trust have certain registration rights with respect to the shares of Common Stock owned by each or which may be issued to each as contingent consideration. The Acquisition Agreement provides that Mr. Corey, the Trust and the other former members of Potomac may cause the Company to register the shares of Common Stock that such persons hold or receive as contingent consideration, whenever the Company proposes to register any shares of Common Stock for its own or another's account under the Securities Act of 1933 for a public offering, other than (1) any shelf registration of shares of Common Stock to be used as consideration for acquisitions of additional businesses, (2) registrations relating to employee benefit plans, and (3) registrations relating to rights offerings made to the Company's stockholders. The Acquisition Agreement also contains provisions relating to obligations of the Company, registration expenses, indemnifications and certain other matters. Under the terms of the Acquisition Agreement, Mr. Corey and the Trust agreed that, without the consent of the Company, they would not sell or otherwise dispose of any shares of Common Stock for one year following the closing of the Company's acquisition of Potomac. The foregoing description of the Acquisition Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit A.

         The disclosure set forth in Item 4 is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A is the Agreement and Plan of Reorganization by and among Clarant, Inc., Potomac Partners Acquisition LLC, Potomac Partners Management Consulting, LLC and the Members named therein, dated as of June 1, 1999, as amended (incorporated herein by reference from Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Luminant Worldwide Corporation on July 26, 1999 (SEC File No. 333-80161), and from Exhibit 10.24 to Amendment No. 7 to the Registration Statement on Form S-1 filed by Luminant Worldwide Corporation on July 26, 1999 (SEC File No. 333-80161)).

         Exhibit B is the Joint Filing Agreement between James R. Corey and the James Corey GRAT dated July 9, 1999, dated September 30, 1999.

SCHEDULE 13D (CONTINUED)                                       PAGE 7 OF 9 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2000

                                        /s/   James R. Corey
                                        ____________________

                                        ______________________________________
                                        James R. Corey






                                        James Corey GRAT dated July 9, 1999

                                        By:    /s/ James R. Corey
                                        ______________________________________

                                                 Name:    James R. Corey
                                                 Title:   Trustee

SCHEDULE 13D (CONTINUED)                                       PAGE 8 OF 9 PAGES

                                  EXHIBIT INDEX

      Exhibit A   Agreement and Plan of Reorganization by and among Clarant,
                  Inc., Potomac Partners Acquisition LLC, Potomac Partners
                  Management Consulting, LLC and the Members named therein,
                  dated as of June 1, 1999, as amended (incorporated herein by reference from Exhibit 10.9 to Amendment No. 1 to the
                  Registration Statement on Form S-1 filed by Luminant Worldwide
                  Corporation on July 26, 1999 (SEC File No. 333-80161), and
                  from Exhibit 10.24 to Amendment No. 7 to the Registration
                  Statement on Form S-1 filed by Luminant Worldwide Corporation on July 26, 1999 (SEC File No. 333-80161)).

      Exhibit B   Joint Filing Agreement between James R. Corey and the James
                  Corey GRAT dated July 9, 1999, dated September 30, 1999.

SCHEDULE 13D (CONTINUED)                                       PAGE 9 OF 9 PAGES

                                    EXHIBIT B

                  JOINT FILING AGREEMENT BETWEEN JAMES R. COREY
                                       AND
                     THE JAMES COREY GRAT DATED JULY 9, 1999

                  WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

                  NOW, THEREFORE, the parties hereto agree as follows:

                  James R. Corey and the James Corey GRAT dated July 9, 1999 do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a Schedule 13D and all amendments thereto relating to their ownership of Common Stock of Luminant Worldwide Corporation, and do hereby further agree that said Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

Dated:  September 30, 1999

                           By:        /s/ James R. Corey
                                     ____________________________
                                    James R. Corey

                           James Corey GRAT dated July 9, 1999

                           By:        /s/ James R. Corey
                                     ____________________________
                                    Name:  James R. Corey
                                    Title:    Trustee